SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a- 16 or 15d- 16 under the Securities Exchange Act of 1934

For the first quarter ended September 30, 2001

STOCKSCAPE.COM TECHNOLOGIES INC.

_____________________________________________________________________________________

(Exact name of registrant as specified in its charter)

Suite #410  325 Howe Street, Vancouver, B.C. V6C 1Z7

(Address of principal executive offices)

Registrant's telephone number, including area code: (604) 687-0619.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes __ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Unless otherwise indicated, all references to "dollars" and "$" are to Canadian dollars.

FORM 51-901F

(Previously Form 61)

QUARTERLY REPORT

Incorporated as part of:	X	Schedule A

Schedule B & C

ISSUER DETAILS:

For Quarter Ended:	September 30, 2001
Date of Report:	November 26, 2001

Name of Issuer:	STOCKSCAPE.COM TECHNOLOGIES INC.
Issuer's Address:	Suite #410 325 Howe Street
Vancouver, BC, V6C 1Z7
Issuer's Fax Number:	604-681-4170
Issuer's Phone Number:	604-687-0619
Issuer's Web Site Address	www.stockscape.com
Contact Person:	Andrew Milligan
Contact's Position:	President
Contact Telephone Number:	604-687-0619

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and B&C.

John J. Brown	"John Brown"	November 26, 2001
Name of Director	Signed (typed)	Date Signed

Andrew F. B. Milligan	"Andrew Milligan"	November 26, 2001
Name of Director	Signed (typed)	Date Signed

STOCKSCAPE.COM TECHNOLOGIES INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001 and 2000

(Unaudited)

Management has compiled the unaudited nine month financial information of Stockscape.com Technologies Inc. consisting of the balance sheet as at September 30, 2001 and the statement of operations for the nine months ended September 30, 2001 and 2000. This financial information has not been audited, reviewed or otherwise verified by an accounting firm. Readers are cautioned that these statements may not be appropriate for their purposes.

STOCKSCAPE.COM TECHNOLOGIES INC.

Consolidated Balance Sheets

(Expressed in Canadian Dollars unless otherwise stated)

	September 30 2001	December 31 2000
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$ 573,117	$ 2,814,934
Short-term investments	2,166,998	2,093,588
Marketable securities	162,785	312,981
Accounts receivable	110,708	160,526
Prepaid expenses and deposits	-	213,145
	3,013,608	5,595,174

LONG-TERM INVESTMENTS (Note 3)	1,898,991	2,018,750

FIXED ASSETS (Note 4)	-	606,298

RESOURCE PROPERTY (Note 5)	-	1

INTANGIBLE ASSETS (Note 4)	-	8,362
	$ 4,912,599	$ 8,228,585

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$ 89,645	$ 352,320
Unearned revenue	-	114,244
	89,645	466,564

SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 6)	12,016,932	12,016,932

DEFICIT	(7,193,978)	(4,254,912)
	4,822,954	7,762,020
	$ 4,912,599	$ 8,228,585

DISCONTINUED OPERATIONS (NOTE 7) CONTINGENCY (NOTE 10)

Approved by the Board of Directors

"Andrew F. B. Milligan"	"John J. Brown"
Andrew F. B. Milligan	John J. Brown
Director	Director

STOCKSCAPE.COM TECHNOLOGIES INC.

Consolidated Statements of Operations and Deficit

(Unaudited)

(Expressed in Canadian Dollars unless otherwise stated)

	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2001	2000	2001	2000
REVENUE
Interest	42,809	64,061	114,675	234,552
	42,809	64,061	114,675	234,552

OPERATING EXPENSES
Accounting, audit and legal fees	33,105	26,669	125,956	72,709
Annual report and AGM costs	7,799	30,086	(7,247)	143,583
Corporate capital taxes	-	-	-	21,411
Foreign exchange loss (gain)	(1,629)	(13,594)	10,332	(16,345)
Investor and shareholder relations	1,930	32,002	23,312	149,957
Listing and transfer fees	743	4,252	8,447	19,376
Management and administration fees	39,750	30,006	104,198	74,367
Office and miscellaneous	15,534	13,964	50,795	81,424
Salaries, wages and benefits	3,151	2,680	16,802	22,637
Travel	932	6,219	29,323	36,746
Loss on disposal of resource property	-	-	20,984	-
Loss (gain) on sale of marketable securities	18,448	(84,936)	20,215	(394,539)
(Gain) on sale of art	(8,034)	-	(8,034)	-
Write down of marketable securities	125,731	-	125,731	-
	237,460	47,348	520,814	211,326

NET INCOME (LOSS) FROM CONTINUING OPERATIONS	(194,651)	16,713	(406,139)	23,226

LOSS FROM DISCONTINUED OPERATIONS (Note 7)	(1,271,211)	(484,920)	(2,532,927)	(1,183,538)

LOSS FOR THE PERIOD	(1,465,862)	(468,207)	(2,939,066)	(1,160,312)

DEFICIT, BEGINNING OF PERIOD	(5,728,116)	(2,486,724)	(4,254,912)	(1,794,619)

DEFICIT, END OF PERIOD	$(7,193,978)	$(2,954,931)	$(7,193,978)	$(2,954,931)

(LOSS) EARNINGS PER SHARE
(LOSS) EARNINGS FROM CONTINUING OPERATIONS	$ (0.01)	$ 0.00	$ (0.02)	$ 0.00
NET LOSS	$ (0.06)	$ (0.02)	$ (0.11)	$ (0.04)

STOCKSCAPE.COM TECHNOLOGIES INC.

Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in Canadian Dollars unless otherwise stated)

	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2001	2000	2001	2000
CASH PROVIDED BY (USED FOR)

OPERATIONS

Net loss for the period	$ (1,465,862)	$ (468,207)	$ (2,939,066)	$ (1,160,312)
Items not involving cash
Depreciation	22,896	53,956	122,007	134,593
Loss (Gain) on sale of marketable securities	18,448	(84,936)	20,215	(394,539)
Loss on disposal of resource property	-	-	20,984	-
Loss on disposal of discontinued Operations (Note 7)	583,164	-	583,164	-
Write down of marketable securities (Note 3)	125,731	-	125,731	-

Changes in non-cash working capital items
Account receivable	(48,260)	(268,965)	(84,913)	(267,553)
Prepaid expenses and deposits	156,511	(183,724)	213,145	(204,464)
Accounts payable and accrued liabilities	(139,676)	109,233	(244,416)	90,772
Unearned revenue	5,600	(5,538)	(78,996)	58,015
(741,448)	(848,181)	(2,262,145)	(1,743,488)
INVESTING

Proceeds on sale of marketable securities	29,627	193,363	124,008	847,584
Proceeds from sale of resource property	-	-	125,928	-
Resource property reclamation costs	-	-	(146,911)	-
Sale (Purchase) of short-term investments	754,357	665,475	(73,409)	430,084
Purchase of capital assets	-	(122,888)	(9,288)	(274,366)
Purchase of intangible assets	-	(507)	-	(824)
	783,984	735,443	20,328	1,002,478
FINANCING

Proceeds on exercise of options	-	12,500	-	218,750

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(42,536)	(100,238)	(2,241,817)	(522,260)

CASH AND CASH EQUIVALENTS, Beginning of Period	530,581	525,347	2,814,934	947,369

CASH AND CASH EQUIVALENTS, End of Period	$ 573,117	$ 425,109	$ 573,117	$ 425,109

1. NATURE OF OPERATIONS

During 1999, Stockscape.com Technologies Inc., ("Stockscape" or the "Company"; formerly Cornucopia Resources Ltd.), completed a reorganization and change of principal activity from that of exploration and development of mineral properties to that of providing investment information and services through an internet provider. In March 1999, the Company sold its sole remaining active resource property. Effective July 9, 1999, the Company acquired Stockscape.com Technologies (Canada) Ltd., ("Stockscape Canada"), a privately-held internet research company which maintains an internet portal for investors at www.stockscape.com which has been in operation since October 1996. Effective July 9, 1999 Cornucopia Resources Ltd. changed its name to Stockscape.com Technologies Inc. on completion of the business combination with Stockscape Canada. In July 2001, the Company sold its internet operations, which were unprofitable, and has reduced expenses to maintain the cash balance.

2. SIGNIFICANT ACCOUTNTING PRINCIPLES

(a) Basis of Presentation and Consolidation

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and follow the same accounting policies and methods of their application as the annual consolidated financial statements. These interim consolidated financial statements do not include in all respects the annual disclosure requirements of generally accepted accounting principles and should be read in conjunction with the most recent annual consolidated statements.

The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All significant intercompany balances and transactions have been eliminated.

(b) Revenue Recognition

(i) Revenues from services provided including web-site creation and maintenance, digital dispatches, and newsletter subscriptions are recognized as the services are provided.

(ii) Revenues from investor awareness programs are recognized as the services are provided.

(iii) Unearned revenue arises from cash received in advance of services provided and is recorded as revenue when the services are provided.

(c) Cash Equivalents

Cash equivalents consist of highly liquid investments that are readily convertible to known amounts of cash and have maturity dates of three months or less from date of purchase.

(d) Short-term investments

Short-term investments consist of highly liquid investments that have maturity dates greater than three months but less than one year from date of purchase.

(e) Investments

The Company's investments, which include items classified on the consolidated balance sheet as marketable securities and long-term investments, represent common shares of publicly listed companies and are carried at the lower of cost or market. Investments in common shares which are subject to trading restrictions for the next year are classified as long-term investments.

2. SIGNIFICANT ACCOUTNTING PRINCIPLES, (Continued)

(f) Translation of Foreign Currencies

The Company's functional and reporting currency is the Canadian Dollar. The Company's United States operations conducted during the year are considered to be integrated operations for purposes of foreign currency translation. Amounts states in United States dollars are translated into Canadian dollars as follows: monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities are translated at the rate in effect on the date of the transaction. Revenues and expenses are translated at average rates during the reporting period. Gains and losses arising from the conversion of foreign currency transactions are reported in income as they occur.

(g) Fixed and Intangible Assets

Capital and other fixed assets are stated at cost less accumulated depreciation.

(i) The following fixed assets are depreciated on a declining balance basis at the following annual rates:

Computer Equipment	30%
Office Equipment and Furniture	20%

(ii) Computer software is depreciated on a straight-line basis over twelve months.

(iii) Leasehold improvements are depreciated on a straight-line basis over their respective lease term.

(iv) Trademarks and other organization costs are depreciated on a straight-line basis over five years.

(v) Development and maintenance costs of the corporate web-site are expensed as incurred.

(h) Share Capital

The Company records proceeds from the issuance of common shares net of issue costs. Shares issued for other than cash consideration are valued at the quoted price on the stock exchange on the date the agreement to issue the shares was reached.

The Company has a stock-based compensation plan which is described in note 6(a). No compensation expense is recognized for this plan when stock or stock options are issued to directors or employees. Any consideration paid by directors or employees on exercise of stock options or purchase of stock is credited to share capital.

(i) Financial Instruments

The carrying value of cash, short-term investments, marketable securities, accounts receivable and accounts payable and accrued liabilities approximate fair values due to their short-term nature. The fair value of long-term investments is disclosed in Note 3.

(j) Use of estimates

The preparation of the financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(k) Loss Per Share

The loss per share is computed using the weighted average number of common shares outstanding of 26,357,183 (Sept.30, 2000  26,218,294). Fully diluted loss per share is not presented as the effect on basic loss per share would be anti-dilutive.

(l) Comparative Figures

Certain of the prior years comparative figures have been reclassified to conform to the presentation adopted for the current year.

3. LONG-TERM INVESTMENTS

In June 1999, the Company completed the sale of a subsidiary to Great Basin Gold Ltd., ("Great Basin"). The consideration received for this sale was 2,750,000 common shares and 250,000 share purchase warrants of Great Basin Gold Ltd. which were exercisable at $2.00 per share for a period of one year from June 30, 1999. As part of the sales agreement there are material restrictions on the rights attached to these shares as follows:

(i) The Company is entitled to sell, without restriction, up to 25,000 of the Great Basin shares in any 30 calendar day period or to carry over any or all of that number of shares to the next 30 calendar day period and thereafter for up to four such periods, so that, in effect the Company may sell up to 100,000 Great Basin shares during the last 30 days of a 120 calendar day period.

(ii) Notwithstanding the above, the Company is entitled to sell up to 100,000 Great Basin shares in any 30 calendar day period provided that it first gives to Great Basin the right to cause such shares to be acquired by a person designated by Great Basin at a price at least equal to the five day average closing price of Great Basin's shares on the five trading days before it received such notice, less a 10% discount. If Great Basin does not exercise that right, the Company is free to sell up to 100,000 Great Basin shares by private sale or on the market for a period of 45 days.

(iii) Under the terms of the agreement, Great Basin has an assignable right to purchase Great Basin shares in excess of 2,000,000 (fully-diluted) held from time to time by the Company at a price based on the 5 day average closing price of Great Basin's shares, plus 10%, subject to a minimum price of $1.00 per share. The agreement provides for adjustments to the price in the event that the five day average closing price post-sale is more than a specified percentage of the price paid.

(iv) The Company has agreed to a voting trust in favour of Great Basin management for a period of two years and will be given representation on the board of directors of Great Basin.

(v) The Company will have the right to participate in future financings of Great Basin in order to maintain its equity interest if so desired.

During the year ended December 31, 2000 the Company recognized an impairment in value of the Great Basin common shares and recognized a loss of $298,415 during the year. As a result, the carrying value of the long-term investment approximates market value at December 31, 2000. At September 30, 2001, the Company revalued the short-term portion of the investment in Great Basin common shares to the current market value and recognized a loss of $125,731. During the nine months ended September 30, 2001 a total of 150,000 common shares were sold and at September 30, 2001, 2,275,000 common shares were remaining.

4. FIXED AND INTANGIBLE ASSETS

Fixed assets	Cost	Accumulated Depreciation	Value on	Sept. 30, 2001	Dec. 31, 2000
			Disposal	Net Book Value
Computer equipment	$ 751,171	$ (293,485)	$ 457,686	$ -	$ 529,385
Computer software	103,695	(99,580)	4,115	-	8,231
Office equipment	45,998	(11,420)	34,578	-	37,319
Leasehold improvements	52,863	(52,863)	-	-	31,363
	$ 953,727	$ (457,348)	$ 496,379	$ -	$ 606,298

Intangible assets	Cost	Accumulated Depreciation	Value on	Sept. 30, 2001	Dec. 31, 2000
			Disposal	Net Book Value
Trademarks	$ 16,016	$ (10,455)	$ 5,561	$ -	$ 7,357
Organization costs	1,257	(1,257)	-	-	1,005
	$ 17,273	$ (11,712)	$ 5,561	$ -	$ 8,362

5. RESOURCE PROPERTY

During the quarter ended March 31, 2001, the Company sold its sole remaining resource property in Southeastern Alaska for gross proceeds of approximately $125,928 ($82,500 USD). The Company also completed a reclamation program on the property as a condition of its sale and believes it has met all reclamation obligations with respect to this property and retains no residual interests or obligations. The total of the reclamation and other costs associated with the sale of the property was approximately $146,911.

6. SHARE CAPITAL

Authorized

100,000,000 Preferred Shares without par value, with rights to be determined upon issue

200,000,000 Common Shares without par value
Issued and Outstanding	Number of Shares	Amount

Balance as at December 31, 1999	25,919,683	$ 11,798,182

Issued for cash on exercise of Stock Options	437,500	218,750
Balance as at December 31, 2000 and September 30, 2001	26,357,183	$ 12,016,932

(a) Stock Options

The Company has adopted a stock option plan that allows it to grant options to its officers, directors, employees and consultants. The exercise price of each option is determined by the board of directors, but may not be less than the market price on the date on which the option is granted. The number of share options granted is determined by the board of directors with the aggregate number of share options granted to any individual not to exceed 5% of the issued and outstanding common shares of the Company. Options have a maximum term of five years and terminate thirty days following the termination of the optionee's employment, except in the case of retirement, death or disability, in which case they terminate one year after the event. The vesting period of options is determined at the time of granting at the discretion of the board of directors. Once approved and vested, options are exercisable at any time.

	Number of Shares	Weighted-Average Exercise Price

Outstanding at December 31, 1999	1,022,500	$ 0.56
Granted during the year	1,315,000	0.75
Expired/ Cancelled during the year	(125,000)	0.75
Exercised	(437,500)	0.50

Outstanding at December 31, 2000	1,775,000	0.69
Expired/ Cancelled during the nine months	(557,500)	0.78

Outstanding at September 30, 2001	1,217,500	$ 0.68

(b) Share Purchase Warrants
Number	Exercise Price	Expiry Date

175,000	$ 2.00	December 31, 2001
400,000	$ 0.50	June 30, 2002

6. SHARE CAPITAL, (Continued)

(c) Escrowed Shares

The 10,000,000 post-consolidated common shares issued in exchange for the common shares of Stockscape Canada have were placed in escrow have been released effective September 12, 2001 and are no longer subject to trading restrictions.

7. DISCONTINUED OPERATIONS

During 2001, the Company decided to dispose of its internet and investment information business. In connection to this disposal, the Company sold all remaining assets for the assumption by the purchaser of the lease liabilities of the operating subsidiary Stockscape.com Technologies (Canada) Ltd. The sale was finalized on September 20, 2001 with an effective date of June 29, 2001. The Company recorded a loss on discontinued operations of $904,711 of which $583,164 is the loss realized on the sale of the assets.

Details of the sale as follows:

Accounts receivable	$ (134,732)
Intangible assets	(5,561)
Capital assets	(496,379)
Lease liability	53,508
Loss on sale	$ (583,164)

The revenue applicable to the discontinued operations is as follows:

	Three months ended		Nine months ended
	Sept. 30, 2001	Sept. 30, 2000	Sept. 30, 2001	Sept. 30, 2000

Investor on-line services	$ -	$ 1,185,820	$ 720,938	$ 2,043,179
Web-site sales and services	(9,567)	104,566	296,879	433,701
	$ (9,567)	$ 1,290,386	$ 1,017,817	$ 1,609,478

8. RELATED PARTY TRANSACTIONS

(a) The Company paid a total of $35,220 during the three months ended September 30, 2001 (2000 - $30,000) to a company controlled by the chairman of the board and director of the Company in return for consulting, management services and benefits.

(b) A Company controlled by the Chief Financial Officer and a director of the Company provides reception, accounting, administrative and management services to the Company. During the three months ended September 30, 2001, the Company incurred charges totaling $ 34,443, (2000  75,645) for these services.

(c) The Company incurred legal fees for the three months ended September 30, 2001 totaling $11,408, (2000 - $15,616) to a legal firm of which a director is a partner.

9. COMMITMENTS

(a) The Company transferred its capital leases to the purchaser of the assets of the discontinued operations and no longer has any future minimum payments relating to lease obligations.

(b) The transaction to purchase all of the assets of Silverback Communications Inc. was not completed as no definitive agreement was reached. The Company no longer has any obligation to issue the finders fee of 105,000 common shares.

10. CONTINGENCY

During 2000, the Company received notice that United States Fidelity and Guaranty Company, ("USF&G"), is seeking a preliminary injunction to secure USF&G's obligations with respect to a mining reclamation bond issued on behalf of Mineral Ridge Resources Inc., ("MRRI").

MRRI was sold by Stockscape to Vista Gold Corp., ("Vista") on October 21, 1998, under the terms of an agreement whereby Vista Gold Corp. assumed the benefit and burden of all obligations with respect to MRRI, including agreements with USF&G. The motion for Preliminary Injunction seeks to compel the Defendants, including Vista as well as Stockscape's subsidiaries to post an amount of $793,583 US as additional collateral with respect to reclamation of the MRRI mine site. The outcome of this contingency is not determinable at this time. Obligations of the Company with respect to this claim, if any, will be recognized when determinable.

FORM 51-901F

(Previously Form 61)

QUARTERLY REPORT

Incorporated as part of:		Schedule A

	X	Schedule B & C

ISSUER DETAILS:

For Quarter Ended:	September 30, 2001
Date of Report:	November 26, 2001

Name of Issuer:	STOCKSCAPE.COM TECHNOLOGIES INC.
Issuer's Address:	Suite #410 325 Howe Street
Vancouver, BC, V6C 1Z7
Issuer's Fax Number:	604-681-4170
Issuer's Phone Number:	604-687-0619
Issuer's Web Site Address:	www.stockscape.com
Contact Person:	Andrew Milligan
Contact's Position:	President
Contact Telephone Number:	604-687-3520

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and B&C.

John J. Brown	"John Brown"	November 26, 2001
Name of Director	Signed (typed)	Date Signed

Andrew F. B. Milligan	"Andrew Milligan"	November 26, 2001
Name of Director	Signed (typed)	Date Signed

STOCKSCAPE.COM TECHNOLOGIES INC.	Schedule B

Supplemental Information

For the Quarter Ended September 30, 2001

6. For the current fiscal year to date:

General and Administrative Expenses - Please see Schedule A

Items over 20% of total operating expenditures:

Accounting, audit and legal fees of $125,956 consists of $26,095 paid to the Company's auditors and $99,861 paid for legal fees. Management and administration fees of $104,198 consists of consulting and management fees paid to a Company controlled by the President ($90,000) and accounting, management and administration fees paid to a Company controlled by the Chief Financial Officer ($14,198). The write down of marketable securities of $125,731 consist of a revaluation to market of the current portion (300,000 shares) of the Company's investment in Great Basin Gold.
Expenditures to non-arms length parties	$ 237,238

2. For the quarter under review:

(a) There were no securities issued during the quarter.

(b) There were no stock options issued or exercised during the quarter.

(c) There were a total of 352,500 stock options that expired during the quarter.

3. As at the end of the quarter:

(a) Authorized Share Capital:

200,000,000 common shares without a par value of which 26,357,183 shares were issued and outstanding as at September 30, 2001.

100,000,000 preferred shares without par value of which none have been issued.

STOCKSCAPE.COM TECHNOLOGIES INC.	Schedule B

Supplemental Information

For the Quarter Ended September 30, 2001

3. As at the end of the quarter, Continued:

(b) Incentive Stock Options outstanding:

Number of Shares	Granted To	Exercise Price	Expiry Date

400,000	Directors	$ 0.50 CDN	July 12, 2004
350,000	Directors	$ 0.50 USD	January 9, 2005
50,000	Officer	$ 0.50 USD	October 31, 2002
5,000	Officer	$ 0.50 CDN	July 12, 2004
100,000	Officers	$ 0.50 USD	January 9, 2005
20,000	Employees	$ 0.50 CDN	July 12, 2004
30,000	Employees	$ 0.50 USD	January 9, 2005
187,500	Director	$ 0.50 USD	December 31, 2002
75,000	Employee	$ 0.50 USD	December 31, 2001
1,217,500

At September 30, 2001 there were a total of 1,217,500 exercisable options.

Warrants outstanding:

Number of Shares	Exercise Price	Expiry Date

175,000	$ 2.00 CDN	December 31, 2001
400,000	$ 0.50 CDN	June 30, 2002

575,000

(c) Total number of shares held in escrow: None

(d) Directors of the Company: Andrew F. B. Milligan

Sargent H. Berner

A. Murray Sinclair

John J. Brown

Officers of the Company: Andrew F. B. Milligan President

John J. Brown Secretary

Report to the Shareholders:

In our last quarterly report we expressed concern about the extent of the continuing losses, which had been incurred during the first half of the year, and outlined the steps that were being taken to staunch the erosion of the Company's cash position. These measures were progressively introduced during the third quarter and were largely completed by September 30, 2001.

The sale of the internet and investment information business to Nikolas Capital Corp. was finalized on September 20th, 2001 with an effective date of June 29, 2001. The agreement entailed the sale of all the remaining assets of the operating subsidiary Stockscape.com Technologies (Canada) Ltd. and the acceptance by Nikolas Capital of all the lease liabilities of that company.

A number of the former employees of Stockscape (Canada) were retained by Nikolas Capital to continue to provide some of the services performed by the operating subsidiary. The senior management of Stockscape (Canada) were recompensed according to their severance agreements at a cost to the Company of $383,302 which is included in the net loss of $1,271,211 attributable to the discontinued operations. The total loss for the nine month period was $2,939,066 of which $406,139 is recorded as a loss from continuing operations.

The disposal of the operating business and subsequent administrative reorganization should now permit the Company to operate at a cost level equivalent to the anticipated monthly proceeds from interest and the allowable disposal of the Great Basin Gold shares. In consequence, the primary objective of preserving the residual capital will have been achieved. Working capital of $2,923,963 at September 30, 2001 is clearly sufficient for the foreseeable needs of the Company. For the future, it will be necessary to seek out opportunities where the Company's assets can be leveraged to best advantage. To accomplish this, it is likely that some form of business combination will be required. Several possible transactions are being reviewed.

Andrew F. B. Milligan

President and CEO

November 21, 2001